UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2025

Commission File Number: 001-42593

Dolly Varden Silver Corporation
(Translation of registrant's name into English)

595 Burrard Street, Suite 3123

Vancouver BC, Canada V7X 1J1
(604) 609-5137
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [    ] Form 40-F [ X ]

Explanatory Note

This Amendment No. 1 to Dolly Varden Silver Corporation's (the "Company") current report on Form 6-K (this "Form 6-K/A") amends and supersedes the current report on Form 6-K furnished by the Company dated October 1, 2025 (the "Form 6-K"). The revised version of the News Release, furnished as Exhibit 99.1 to this Form 6-K/A, corrects the prior version furnished in the Form 6-K by correcting a typographical error.

All currency amounts referred to in the News Release are expressed in Canadian dollars.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of or exhibit to the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated October 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dolly Varden Silver Corporation

Date: October 2, 2025	By:	/s/Ann Fehr
	Name:	Ann Fehr
	Title:	Chief Financial Officer